Filed Pursuant to Rule 433
Registration No. 333-213943

The Western Union Company

$300,000,000
4.250% Notes due 2023

June 6, 2018

Pricing Term Sheet

Issuer:	The Western Union Company
Securities:	4.250% Notes due 2023
Format:	SEC-Registered
Trade Date:	June 6, 2018
Settlement Date*:	June 11, 2018 (T+3)
Maturity Date:	June 9, 2023
Principal Amount:	$300,000,000
Price to Public:	99.920%
Net Proceeds (before expenses) to Issuer:	$297,960,000
Spread to Benchmark Treasury:	+145 basis points
Benchmark Treasury:	UST 2.750% due May 31, 2023
Benchmark Treasury Price / Yield:	99-22 / 2.818%
Yield to Maturity:	4.268%
Coupon (Interest Rate):	4.250%
Interest Payment Dates:	Semi-annually on each June 9 and December 9 of each year, commencing on December 9, 2018
Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any Substitute Rating Agency (as defined in the preliminary prospectus supplement)) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of the Notes—General—Interest Rate Adjustment” in the preliminary prospectus supplement
Optional Redemption—Make-Whole Call:	Make-whole call at any time prior to May 9, 2023, at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury rate plus 25 basis points
Optional Redemption—Par Call:	Par call at any time on or after May 9, 2023, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest but unpaid interest thereon to, but excluding, the date of redemption
Change of Control:	If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the notes, the Issuer will be required to offer to repurchase the notes at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Business Days:	New York
CUSIP / ISIN:	959802 AX7 / US959802AX73
Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the notes for general corporate purposes, which may include the repayment of the Issuer’s outstanding 3.650% notes due 2018.

Joint Book-Running Managers:	Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers:
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Credit Suisse Securities (USA) LLC
Fifth Third Securities, Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

*The Issuer expects to deliver the notes against payment on or about June 11, 2018, which is the third U.S. business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two U.S. business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second U.S. business day before the settlement date will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second U.S. business day before the settlement date should consult their advisors.

The Issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Capitalized terms used herein and not otherwise defined herein have the meanings specified in the prospectus supplement. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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